Form 10-K, Exhibit 13
period 1999-06-30
BERKSHIRE ENERGY RESOURCES
filed 1999-09-28
CIK 1056255

Think Energy

      Berkshire Energy Resources is aggressively pursuing opportunities for growth in today's changing and emerging energy markets. By capitalizing on the flexibility of its new corporate structure, heightening its focus on fueling customer growth and developing strategic programs to produce new opportunities, the Company is realizing its goal of becoming a truly integrated energy services company. This year's annual report provides an overview of the innovative thinking, commitment to customer service and proactive approach to growth opportunities that are driving Berkshire Energy Resources toward achieving its goal of becoming the region's acknowledged energy services leader. When you think energy, think Berkshire Energy Resources.

FINANCIAL HIGHLIGHTS *
For the Fiscal Year Ended June 30,
(In Thousands, Except Per Share Amounts)


                                                                     1999/1998              1998/1997
OPERATIONS                                    1999          1998     % Change        1997    % Change
-----------------------------------------------------------------------------------------------------

Operating Revenues                         $ 50,733      $ 54,601      -7.1%      $ 53,584      1.9%
Operating Margin                             28,248        27,578       2.4         27,711     -0.5
Operating and Other Income                    9,576         8,841       8.3          9,756     -9.4
Net Income                                    3,233         2,794      15.7          3,556    -21.4
Earnings Available for Common Shares          3,218         2,778      15.8          3,316    -16.2

COMMON SHARE DATA
-----------------
Earnings Per Common Share                  $   1.34      $   1.23       8.9%      $   1.52    -19.1%
Dividends Per Share                           1.165         1.145       1.7          1.125      1.8
Book Value Per Share                          15.07         14.48       4.1          14.18      2.1
Market Price (Year-End)                       22.50         23.25      -3.2          16.00     45.3
Average Shares of Common Shares
Outstanding                                 2,405.2       2,263.6       6.3        2,181.5      3.8
Number of Registered Common
Shareholders                                  1,977         1,912       3.4          1,902      0.5

OTHER DATA
----------
Gross Property, Plant and Equipment        $124,412      $119,438       4.2%      $113,966      4.8%
Net Property, Plant and Equipment            83,364        81,647       2.1         79,736      2.4
Capital Expenditures                          6,735         6,945      -3.0          7,393     -6.1
Total Gas Sold and Transported (MCF)          7,880         7,357       7.1          8,080     -8.9
Total Natural Gas Customers                  34,494        34,166       1.0         33,887      0.8

<F*>  Beginning in fiscal 1999, financial statements are presented for
      Berkshire Energy Resources, a holding company consolidating the operations of The Berkshire Gas Company, Berkshire Propane, Inc., and
      Berkshire Energy Marketing, Inc.  Prior years were reported as The
      Berkshire Gas Company, which included nonregulated operating divisions.

               (Picture of Scott Robinson, President and CEO)

To Our Shareholders

      Welcome to the first annual report issued by Berkshire Energy Resources. With the formal adoption of a holding company corporate structure in January of this year, The Berkshire Gas Company, formerly listed on the NASDAQ under the symbol BGAS, became a member of the Berkshire Energy Resources family. Listed on the NASDAQ under the symbol BERK, Berkshire Energy Resources currently operates three subsidiaries, The Berkshire Gas Company, Berkshire Propane and Berkshire Energy Marketing.

      Berkshire Gas is a natural gas utility serving western Massachusetts for more than 145 years. It provides natural gas service to 34,000 customers.

      Berkshire Propane, established in 1955, provides retail propane service across a 5,000-square-mile territory in western Massachusetts, southern Vermont and eastern New York.

      Berkshire Energy Marketing, established in 1998, provides one-stop energy services to commercial and industrial customers in unregulated energy commodity markets.

      The adoption of a holding company structure represents one of the biggest changes in the Company's history. As such, it reflects the Company's aggressive efforts to drive change in the energy marketplace and to strategically adapt and realign its resources to seize new opportunities in the ever more competitive energy industry.

      With separate subsidiaries for regulated and nonregulated operations, Berkshire Energy Resources is structured to capitalize on changes in the energy marketplace by expanding its energy-related offerings and enterprises without delay. As the industry moves toward full and final deregulation, a combination of vision and experience will continue to serve the Company well. Opportunities have never been greater for Berkshire Energy Resources as it looks toward diversification and continued growth.

Berkshire Gas

      As Berkshire Energy Resources' core business, Berkshire Gas continues to provide first-rate natural gas service to western Massachusetts.

      With a focus on continued growth, ongoing efforts to increase market share are being developed and implemented by the utility's Marketing Department. One such initiative, highlighted in this year's report, aligns our resources with outside energy engineering firms in an effort to expand natural gas sales in our Commercial and Industrial market segment by introducing new energy efficient technologies and methodologies to our customers. Aided by our long-standing relationships with the Gas Research Institute and the Institute for Gas Technology, this venture benefits all parties and holds significant potential.

      In a further effort to plan for future growth and to accommodate new demand for natural gas service, Berkshire Gas has also been actively engaged in planning and permitting a new facility for the storage of liquefied natural gas (LNG) in the Town of Whately, Massachusetts. This is the first such facility to be sited in Massachusetts in more than twenty years. Similar projects are now being planned by utilities across the Commonwealth.

      After an extensive permitting process, which has included a multi-year site selection and design process, Berkshire Gas submitted its petition for approval to site and construct this facility to the Massachusetts Energy Facilities Siting Board earlier this year. This project was the subject of a series of regulatory hearings in June and has been under exhaustive review by state regulators. The petition has been approved by the Siting Board. An aggressive construction timetable is planned which should make it possible for this facility to be in operation for this year's heating season.

      This facility will expand delivery capacity and enhance our ability to serve growing demand for natural gas service in Franklin and Hampshire counties in western Massachusetts. These counties represent the strongest growth areas in the service territory.

      Berkshire Gas is also exploring options to expand its natural gas service territory in response to growing demand for service from commercial and industrial enterprises as well as residential consumers. We look forward to continuing our efforts with local officials in the Town of Sunderland, Massachusetts, toward this end.

Berkshire Propane

      Berkshire Propane is committed to the pursuit of new opportunities in competitive energy markets. With a focus on growth, Berkshire Propane is expanding its customer base and increasing sales volumes to enhance overall performance.

      In keeping with this business strategy, Berkshire Propane announced its acquisition of County Propane of Great Barrington, Massachusetts, in October of 1998. With this transaction, Berkshire Propane increased its base of Massachusetts customers by approximately 8%. Operating efficiencies achieved as a result of this purchase made it possible to serve these new customers without any increase in personnel.

      Berkshire Propane continues to realize real growth in customer numbers across the remainder of its three-state service area as well. Over the past year, its Vermont customer base has expanded by 39% with a corresponding double-digit increase in gallons of propane sold. In its New York market, gallons sold increased by double digits and customer numbers also increased. Overall, sales volumes increased by better than 10% over the year, despite significantly warmer than normal weather.

      Plans to site satellite storage facilities are also in development. These facilities will increase operating efficiencies, reduce costs and strengthen our local presence in the markets that we serve.

      Berkshire Propane continues to explore avenues for continued growth in its Vermont and New York markets while also focusing on expanding its influence in the highly competitive Massachusetts market.

Berkshire Energy Marketing

      Berkshire Energy Marketing has worked diligently over the past year selling natural gas supplies in unregulated markets, primarily to larger commercial and industrial users.

      As one of approximately twelve energy marketers currently competing in the service area, Berkshire Energy Marketing capitalizes on its local base and local presence, providing hands-on, year- round service to its customers.

      In keeping with the nature of the competitive markets, flexibility and service have continued to be very strong selling points for Berkshire Energy Marketing as it works to educate customers about their energy options in the deregulated marketplace.

Shareholder Value

      The prime focus of the Company's management and its Board of Trustees is enhancing shareholder value and providing a fair return on shareholder investment.

      The achievements of the last year outlined in this letter and throughout this report represent real investments in the success and ultimately the value of the Company. We are focused on growing the Company and enhancing performance while at the same time making investments in our future on behalf of our shareholders. The adoption of a holding company structure earlier this year was one such value-based investment that provides a real asset to the Company and facilitates our entry into competitive markets.

      For the fifth consecutive year, the Company's Board of Trustees has voted to increase the annual dividend paid on the Company's Common Shares. The increase, which was effective with the dividend paid on July 15, 1999, raised the annual dividend from $1.16 to $1.18 per share. With this vote, the Board reaffirmed its commitment to a conservative, yet progressive dividend policy that is intended to provide shareholders with a fair return on their investment.

Performance

      Weather trends seem to be a topic that is being discussed and analyzed ever more frequently in the popular media. Whether these discussions focus on global warming or turbulent weather, it is clear that weather patterns over the course of the last decade have varied significantly from statistical norms. These variances are of obvious interest to the Company, as the lion's share of our revenues is derived from serving the heating needs of our customers during the New England winter.

      Weather in our service area during the last fiscal year was, on average, 12% warmer than normal. The norm is based on an average of temperatures over the prior twenty years. Temperatures during the heating season were 9% warmer than normal.

      Recognizing this trend toward warmer winters years ago, we have worked diligently to insulate the business as much as possible from the influence of unusually warm weather. Our efforts have been positive in this regard and we continue to explore additional ways to mitigate the effect of warmer temperatures on overall performance.

      One such measure the Company utilized this year was weather insurance. As a hedge against warmer than normal weather, the Company made a strategic decision to purchase insurance for the 1998-1999 heating season. This insurance was intended to mitigate financial impacts resulting from extended periods of warmer than normal winter temperatures.

      The weather insurance provided coverage for the heating season beginning November 1, 1998, and running through March 31, 1999. In accordance with the terms of the policy, the Company received insurance proceeds which partially offset revenues that would have been earned had weather been normal.

      Earnings for the year were $1.34 on revenues of $50.7 million as compared to earnings of $1.23 on revenues of $54.6 million a year ago. The 9% increase in earnings is largely attributable to the receipt of weather insurance proceeds as well as changes in the regulatory accounting for bad debt expense.

      For a number of years, the Company has offered its shareholders the convenience of reinvesting their dividends toward the purchase of additional shares in the Company through its Dividend Reinvestment Plan.

      This program has been well received by our shareholders and has enabled the Company to meet its capital needs. At the same time, the level of additional investment has resulted in a dilution of earnings. This dilution over the last twelve months has reduced per share earnings by $.08. To prevent further dilution, the Company's Board of Trustees has suspended the discount and optional cash payment provisions of the Plan. Dividends may still be reinvested without the discount.

Y2K

      The Year 2000 challenge is one that the Company has taken very seriously. Over the course of the past year, we have been actively engaged in assessing our exposure, and planning and implementing necessary remedial action.

      Our primary concern has been our core business applications, which include software and hardware systems used for billing, customer service, engineering and related activities. Fortunately, the Company's recently completed upgrade of these systems and associated technology is Year 2000 compliant and testing of those systems has been completed.

      The Company is also reviewing and taking remedial action associated with a wide array of technologies used in the distribution of natural gas to our customers. We are confident that our remedial efforts will be complete by October 1999.

      Additionally, the Company is developing contingency plans for implementation in the event of unforeseen occurrences that may arise internally or as a result of noncompliance of outside parties. Our efforts in this area are near completion and will be ready for implementation, if necessary, prior to year-end.

      While we are taking the necessary actions internally, our ability to provide service is contingent on assurances provided to us by our critical vendors, associated utilities and service providers. We have aggressively pursued assurances of compliance from these parties and will continue to monitor their progress.

      While no one is offering absolute assurances relative to the Year 2000 challenge, we are confident that our efforts and our planning have been thorough and that our approach to this problem has been well considered.

Summary

      Berkshire Energy Resources is witnessing the dawn of a new day in the energy industry, one for which we have planned and positioned the Company and its resources for some time now. We look back at a year of significant progress and we look at the challenges ahead as opportunities for future growth and expansion.

      I invite you to read the pages that follow and learn more about the customers that we serve and about the many initiatives that have been taken over the past year to improve operations, build revenues and enhance performance.

      Most of all, I would like to thank you for your interest in Berkshire Energy Resources and for the confidence that you have placed in us by way of your investment.

                                         /s/Scott S. Robinson
                                         Scott S. Robinson
                                         President & Chief Executive Officer

Think Flexibility

      The energy industry has never been more competitive. As their choice of energy providers grows, customers are demanding competitive rates, superior service and enhanced products. Unlike a traditional utility business, the energy company of today must have the flexibility to move quickly and decisively to create opportunity and seize success. Berkshire Energy Resources is that dynamic company: poised to thrive in the competitive energy marketplace.

      The adoption of a more flexible organization is consistent with the Company's rich history of driving change and capitalizing on opportunity. Founded in 1853 as the Pittsfield Coal Gas Company, it became the first New England distributor of pipeline natural gas in 1951. After acquiring The Berkshire Gas Company in 1954 and adopting its name, the Company expanded its operation with the acquisition of the Greenfield Gas Light Company in 1958.

      Over the last decade, the Company has strategically aligned its resources to capitalize on changes in the energy marketplace. Without losing sight of its commitment to continued growth in its core business, Berkshire Energy Resources has been actively shaping the changing marketplace, working in collaboration with natural gas utilities, regulators, marketers and customers. True corporate flexibility, a prerequisite to success in today's marketplace, was realized with the establishment of Berkshire Energy Resources as an energy holding company. The holding company currently has three subsidiaries: Berkshire Gas, a natural gas utility serving 19 cities and towns in western Massachusetts; Berkshire Propane, a retail supplier of propane in western Massachusetts, eastern New York and southern Vermont; and Berkshire Energy Marketing, an unregulated full-service energy marketer. This flexible corporate structure enables the Company to serve and expand its core business of natural gas distribution, focusing on increasing load, while at the same time pursuing growth opportunities in unregulated energy markets.

      By diversifying its portfolio of energy services, Berkshire Energy Resources has become the integrated energy services firm best equipped to meet the growing needs of the unique region it serves. Its diverse customer base includes commercial and industrial accounts, retail operations, world-renowned cultural attractions, fast-growing technology firms and nationally recognized academic institutions, to name a few. The region's economic strength, natural beauty and rich heritage make it one of the most desirable destinations in America. On the coming pages, you'll meet some of the customers who found this region to be the perfect setting for their enterprises and Berkshire Energy Resources to be the perfect choice for their energy needs.

      Dependability, fuel efficiency, competitive pricing and environmental responsibility are just a few of the benefits that have motivated a diverse range of customers to choose Berkshire Energy Resources as their energy provider. Here is a small sample of the client base that the Company is proud to serve.

       (Berkshire Energy Resources logo with logo of each subsidiary)

                            (Map of service area)

Williams College
Williamstown, Massachusetts
One of the nation's premier liberal arts colleges, Williams is known for the exceptional talent of its students and the dedication of its faculty.

The Norman Rockwell Museum
Stockbridge, Massachusetts
Maintains the world's largest collection of original Rockwell artwork, including the Four Freedoms.

Tanglewood
Lenox, Massachusetts
Summer home of the Boston Symphony Orchestra, it draws thousands of classical music lovers to the Berkshires annually.

General Dynamics Defense Systems
Pittsfield, Massachusetts
Designs and supports sophisticated systems for commercial and government customers.

Lunt Silversmiths
Greenfield, Massachusetts
A world leader in precious metal personal accessories and home furnishings.

Greenfield Industries
Greenfield, Massachusetts
Manufactures a wide range of high-quality taps for domestic and international customers.

Yankee Candle
Deerfield, Massachusetts
Manufacturer of "the world's most fragrant candles," attracting more than
2.5 million visitors annually.

Amherst College
Amherst, Massachusetts
Founded in 1821, Amherst is one of the most highly respected liberal arts colleges in the United States, enrolling some 1,600 talented men and women.

Think Growth

      Growth opportunities are realized by those with the initiative to seek them, the knowledge to develop them and the vision to bring them to fruition. Dedicated to providing its shareholders with a fair return, Berkshire Energy Resources is pursuing multiple avenues for continued growth in both new and traditional markets. The Company is taking advantage of the knowledge and resources it has accumulated over nearly a century and a half of service to create new opportunities and to expand its market share by driving demand for its products and services.

      The focus on expanding its markets and increasing capacity in areas of rapid growth continues to serve the Company well. The Company is working closely with regulators to site a state-of-the-art liquefied natural gas
(LNG) storage facility in the Town of Whately to ensure its ability to continue to meet increasing demand along the vital Interstate 91 corridor in Franklin and Hampshire counties, the fastest-growing area in its service territory. This strategically located facility - which has been in development for four years - will help the Company realize its vision of increasing capacity at a fraction of the cost of expanding existing distribution lines or installing new ones. In a similar move, Berkshire Propane is exploring the strategic placement of a satellite propane storage facility in southern Vermont that would empower the Company to reach new markets, improve profitability and enhance its presence as a locally based provider of clean-burning, efficient propane.

      Information technology upgrades are also providing opportunities for growth. A new information systems infrastructure has enabled the Berkshire Gas Marketing Department to make more effective and efficient use of information about its customers as a strategic tool. This comprehensive customer data aids the Company in planning and developing targeted marketing programs focused on increasing load and expanding revenues.

      Combining the experience of nearly 150 years with innovative strategies and new technology, Berkshire Energy Resources continues to achieve the growth that keeps it well ahead of the competition. Berkshire Energy Resources is building the energy services company of the future by focusing on growth, capitalizing on its competitive advantages and aggressively shaping the competitive landscape in the energy marketplace.

Food for Thought

      Vegetarians and other with healthy appetites are helping to make Lightlife Foods, located in Turners Falls, Massachusetts, a leader in the natural foods industry. Lifelight has been operating around the clock to meet the ever-growing domestic and international demand for its products. Lightlife takes great pride in providing its customers with the very best products that are 100% vegetarian and 100% natural, which means no artificial additives of any kind. The company also is committed to the ecological health of the planet, so it's no surprise that Lightlife chose clean-burning natural gas to fuel its operations and its domestic hot water system.

Expressive Energy

      Randi and David Solin recently moved Solinglass Studios, a glass blowing enterprise that produces one-of-a-kind artistic treasures, from Santa Cruz, California, to Brattleboro, Vermont. The Solins have exhibited their work all over the country and one of their pieces was commissioned for the permanent White House collection. Glass blowing is very energy intensive. They chose propane because it's dependable , claen, and burns hot - and chose Berkshire Propane because of its competitive price and peerless service. "Berkshire Propane did an amazing job for us," Randi said. "They've really been a pleasure to work with."

Economical Expansion

      By strategically placing a new liquefied natural gas (LNG) storage facility in Whately, Massachusetts, Berkshire Gas will realize a vision that's been four years in development and meet the growing demand of Franklin County, one of the fastest-growing areas in its service territory. Through this new facility, the Company will reinforce its deliverability and support continued economic growth and increased demand for natural gas in the area. The decision to build the facility makes good economic sense as well, producing increased capacity at a fraction of the cost of expanding existing distribution lines or installing new ones.

Think Customers

      Berkshire Energy Resources is building the energy services company of the future on a longstanding foundation of superior service and exceptional value. Dedicated professionals throughout the Company are working to ensure the continued satisfaction of existing customers and forging innovative programs to win new ones. A number of initiatives are directed toward educating commercial and industrial customers about new gas-energy technologies and helping them realize the potential savings to be gained through the conversion of their existing systems from competing fuels.

      One exciting new program is the Fuel Blind Audit, designed to meet the needs of commercial and industrial customers. Working together with its customers, Berkshire Gas is employing this program to find opportunities to expand base load while at the same time assuring its customers access to the most efficient new energy technologies available.

      The program begins with an exhaustive on-site investigation of the customer's total energy use and expenditures, conducted by Berkshire Gas marketing professionals and engineering firms specializing in energy technologies with whom the Company has established cooperative working partnerships. Potential applications of new gas-fired equipment and systems are identified and a financial analysis is provided. From relatively simple equipment, such as high-efficiency, gas-powered air conditioning, to advanced cogeneration systems, significant cost savings often can be achieved by replacing electricity with gas. The potential for customer savings combined with the increased load for Berkshire Gas makes the program a real "win-win" enterprise for the Company.

      The Berkshire Gas Energy Management Program is another initiative designed to encourage commercial and industrial customers to convert to natural gas. By reducing the operation's conversion and upgrade costs, Berkshire Gas can build load, improve a company's energy efficiency and establish itself as an energy partner in a long-term relationship.

      Customer satisfaction also has been a primary focus of Berkshire Energy Marketing, which has developed a respectable portfolio of commercial and industrial accounts in its first year of operation. Customers are being won over by the Company's local presence, familiarity with the market, dependable service and competitive pricing.

      Through their long history of exceptional service, both Berkshire Gas and Berkshire Propane have built strong brand identities that their customers equate with quality, dependability and trust. This customer loyalty creates opportunities throughout the Company to build sales and enhance revenues.

      Customer satisfaction will continue to play a major role in our strategies for the future. By building on the rock-solid relationships it has worked so hard to forge over the years, the Company is providing lasting value not only to its customers, but to its shareholders, its employees and the communities it serves.

Peak Efficiency

      Clean-burning, efficient propane serves many unique needs at Jiminy Peak in Hancock, Massachusetts, which draws in excess of 300,000 visitors annually to its year-round resort, which includes a ski area, alpine slide, conference center, restaurants and condominiums. All four of the resort's on-site restaurants are fueled by Berkshire Propane, as are its laundry facilities, and propane is being chosen over electric heat by discriminating condominium owners for dependability and value. Propane is the only energy source at the summit, so Jiminy's lift operators depend on it for warmth. All year round, Jiminy's employees depend on Berkshire Propane to keep them at their peak.

Dollars & Sense

      A solid, long-term relationship and focus on customer service were key factors in Crane & Company's decision to choose Berkshire Energy Marketing as its transportation gas supplier. Founded in 1801 in Dalton, Massachusetts, Crane is recognized worldwide for the quality of its 100% cotton writing paper. Its most popular product, however, is the currency paper it has produced for the U.S. Bureau of Engraving and Printing since 1879. "We looked at a number of alternatives," said Andy St. Pierre, Crane's energy management engineer. "Our decision to go with Berkshire Energy Marketing was based on two key factors: We've had a solid long-term relationship and they offered the best price as well."

Selling Knowledge

      Berkshire Gas has been teaming with specialists in energy technologies to conduct innovative audits, such as this one at A.H. Rice Corporation in Pittsfield, Massachusetts. These audits provide customers with potential applications of new gas-fired equipment and a financial analysis of potential savings through conversion from electricity to natural gas. A.H. Rice manufactures customized threads and specialty braids for high-end uses in the textile, automotive and aerospace industries. The company is considering cogeneration to reduce total energy costs by increasing its use of fuel-efficient natural gas and decreasing electricity use.

  (Picture of Berkshire Gas marketing representative reviewing audit with two of A.H. Rice's employees)

      Berkshire Gas has been teaming with specialists in energy technologies to conduct innovative audits, such as this one at A.H. Rice Corporation in Pittsfield, Massachusetts. These audits provide customers with potential applications of new gas-fired equipment and a financial analysis of potential savings through conversion from electricity to natural gas. A.H. Rice manufactures customized threads and specialty braids for high-end uses in the textile, automotive and aerospace industries. The company is considering

Think Opportunity

      Capitalizing on opportunity requires a great deal more than being in the right place at the right time. In fact, the greatest achievements are realized through a visionary approach that recognizes the opportunity for success where it appears least likely. Such insight has generated an amazing success story for the Massachusetts Museum of Contemporary Art, which depends on Berkshire Gas to heat its 19 spacious galleries.

      MASS MoCA is a thriving, vibrant laboratory for the fabrication and presentation of new works in the visual and performing arts that has blossomed in a former North Adams, Massachusetts, manufacturing complex that once was the center of economic vitality for northern Berkshire County. The triumphant reviews of its May opening in Time, USA Today and The Wall Street Journal trumpeted the brilliance of MASS MoCA's mission to be responsive to changes in art-making and art-presentation environments. "I have seen the future," wrote one reviewer, "and it's MASS MoCA."

      Just as MASS MoCA's vision has been transforming the art world, Berkshire Energy Resources has been actively reshaping the energy marketplace. The Company's flexibility ensures its forward-looking approach to change in the energy industry, while its in-depth understanding of the energy marketplace, active efforts in developing trends in new and emerging markets and effective planning are continually creating new opportunities to benefit both customers and shareholders.

      The Berkshire Energy Resources vision encompasses the traditional natural gas utility as well as multifaceted subsidiaries that comprise a powerful new entity that is successfully competing in traditional and competitive markets. With its new corporate structure in place and a pervasive "think energy" philosophy, Berkshire Energy Resources is proactively developing and implementing strategies for growth and profitability. The Company is confident and excited about its prospects for success in the energy markets of today, and the benefits it will provide for its shareholders, customers and employees well into the future.

Rethinking Art

      Thousands of art lovers are flocking to North Adams to visit the Massachusetts Museum of Contemporary Art, the largest and most compelling of the nation's new wave of modern art centers. Berkshire Gas is proud not only to provide the clean-burning, efficient natural gas that heats MASS MoCA's more than 100,000 square feet of exhibition space, but also to have been one of the first corporate sponsors in this private-public venture that is helping to revitalize North Adams. "Berkshire Gas stood by us during our boot-strap days," said Joseph C. Thompson, MASS MoCA's director, "and they continue to provide this institution with top- notch service, excellent advice and friendly support."

Financial Review
----------------

10-Year Comparative Summary
of Operations and Statistics                              12

Management's Discussion and
Analysis of Financial Condition
and Results of Operations                                 14

Financial Statements:

  Consolidated Statements of Income                       17

  Consolidated Balance Sheets                             18

  Consolidated Statements of Shareholders'
   Equity                                                 19

  Consolidated Statements of Cash Flows                   20

  Notes to Financial Statements                           21

  Independent Auditors' Report                            29

Quarterly Financial Information                           31

Officers and Trustees                                     32


10-Year Comparative Summary of Operations and Statistics
--------------------------------------------------------
For the Years Ended June 30,
OPERATIONS ($000)                 1999         1998         1997         1996         1995
-------------------------------------------------------------------------------------------

Operating Revenues             $ 50,733     $ 54,601     $ 53,584     $ 50,405      $51,627
Cost of Gas Sold                 22,485       27,023       25,873       22,368       26,541
-------------------------------------------------------------------------------------------
Operating Margin                 28,248       27,578       27,711       28,037       25,086
-------------------------------------------------------------------------------------------
Net Income                        3,233        2,794        3,556        4,213        2,529
Earnings Available for
 Common Shareholders              3,218        2,778        3,316        3,521        1,835

COMMON SHARE DATA
-----------------
Earnings Per Share             $   1.34     $   1.23     $   1.52     $   1.65      $  0.92
Annualized Dividends Per Share     1.18         1.16         1.14         1.12         1.10
Dividends Declared Per Share      1.165        1.145        1.125        1.105         1.10
Book Value Per Share              15.07        14.48        14.18        13.75        13.16
Market Price (Year-End)           22.50        23.25        16.00        15.38        15.00
Average Shares of Common Stock
 Outstanding (000s)             2,405.2      2,263.6      2,181.5      2,129.2      1,990.5
CAPITALIZATION ($000)
Common Equity                  $ 37,896     $ 33,536     $ 31,365     $ 29,595      $27,688
Preferred Stock                     312          321          363        8,406        8,448
Long-Term Debt                   40,000       34,000       40,000       31,999       30,983
-------------------------------------------------------------------------------------------
Total Capitalization           $ 78,208     $ 67,857     $ 71,728     $ 70,000      $67,119
-------------------------------------------------------------------------------------------
% OF TOTAL
----------
Common Equity                      48.5%        49.4%        43.7%        42.3%        41.2%
Preferred Stock                     0.4          0.5          0.5         12.0         12.6
Long-Term Debt                     51.1         50.1         55.8         45.7         46.2
RATIOS (%)
----------
Payout Ratio                         87%          93%          74%          67%         120%
Market to Book Ratio                149          161          113          112          114
Return on Average
  Common Equity                     9.0          8.6         10.9         12.3          7.2
PROPERTY ($000)
---------------
Capital Expenditures           $  6,735     $  6,945     $  7,393     $  6,507      $ 7,746
Pipeline Construction                 0            0            0            0            0
Gross Utility Plant             110,405      106,654      101,983       96,571       91,863
Net Utility Plant                76,330       75,283       73,640       71,215       69,326
Net Non-Utility Plant             7,034        6,364        6,096        5,949        5,962
Total Assets                    105,485      101,897      101,688       93,660       87,741
GAS SALES (MCF-000s)
--------------------
Residential                       2,551        2,548        2,730        2,814        2,513
Commercial & Industrial           1,783        2,261        2,289        2,626        2,305
Interruptible                       683          542          592          522        1,104
-------------------------------------------------------------------------------------------
      Total Natural Gas Sales     5,017        5,351        5,611        5,962        5,922
-------------------------------------------------------------------------------------------

GAS TRANSPORTED (MCF-000s)
--------------------------
Firm Transportation               1,858        1,307        1,409        1,073        1,130
Interruptible Transportation      1,005          699        1,060        1,040          340
-------------------------------------------------------------------------------------------
Total Gas Sold and Transported    7,880        7,357        8,080        8,075        7,392
-------------------------------------------------------------------------------------------
OTHER STATISTICS
----------------
Customer Meters                  34,494       34,166       33,887       33,763       33,596
Maximum Daily MCF Sendout        43,818       43,643       44,734       44,161       45,760
Minimum Daily MCF Sendout         8,876        7,481        7,847        8,381        8,216
Degree Days                       6,287        6,506        6,953        7,402        6,748
20-Year Average Degree Days       7,163        7,241        7,301        7,300        7,354
Number of Employees                 164          150          153          153          160


10-Year Comparative Summary of Operations and Statistics
--------------------------------------------------------
For the Years Ended June 30,
OPERATIONS ($000)                 1994         1993         1992         1991         1990
-------------------------------------------------------------------------------------------
Operating Revenues             $ 56,846     $ 50,690     $ 51,153     $ 44,507      $42,008
Cost of Gas Sold                 29,558       26,502       28,178       23,826       21,990
-------------------------------------------------------------------------------------------
Operating Margin                 27,288       24,188       22,975       20,681       20,018
-------------------------------------------------------------------------------------------
Net Income                        3,673        2,810        1,952        1,462        2,047
Earnings Available for
   Common Shareholders            2,953        2,066        1,849        1,377        1,955
COMMON SHARE DATA
-----------------
Earnings Per Share             $   1.69     $   1.20     $   1.10     $   0.83      $  1.21
Annualized Dividends Per Share     1.10         1.08         1.08         1.08         1.28
Dividends Declared Per Share      1.085         1.08         1.08         1.23         1.28
Book Value Per Share              12.99        12.30        12.13        12.07        12.40
Market Price (Year-End)           16.25        18.00        14.75        13.00        14.50
Average Shares of Common Stock
Outstanding (000s)              1,751.8      1,718.5      1,687.7      1,655.6      1,622.6
CAPITALIZATION ($000)
---------------------
Common Equity                  $ 22,946     $ 21,326     $ 20,626     $ 20,155      $20,299
Preferred Stock                   8,491        9,026        9,111        1,196        1,290
Long-Term Debt                   31,083       25,413       26,564       28,156       29,147
-------------------------------------------------------------------------------------------
Total Capitalization           $ 62,520     $ 55,765     $ 56,301     $ 49,507      $50,736
-------------------------------------------------------------------------------------------
% OF TOTAL
----------
Common Equity                      36.7%        38.2%        36.6%        40.7%        40.1%
Preferred Stock                    13.6         16.2         16.2          2.4          2.5
Long-Term Debt                     49.7         45.6         47.2         56.9         57.4
RATIOS (%)
----------
Payout Ratio                         65%          90%          98%         130%         106%
Market to Book Ratio                125          146          122          108          117
Return on Average
   Common Equity                   13.3          9.8          9.1          6.8          9.7
PROPERTY ($000)
---------------
Capital Expenditures           $  5,112     $  5,458     $  5,165     $  4,245      $ 6,438
Pipeline Construction                 0        5,659        1,539        4,526        6,475
Gross Utility Plant              86,098       83,016       79,942       76,404       71,805
Net Utility Plant                66,191       65,846       64,840       63,277       60,558
Net Non-Utility Plant             5,715        5,004        8,965       10,627        8,119
Total Assets                     90,991       91,891       92,124       95,971       83,680
GAS SALES (MCF-000s)
--------------------
Residential                       2,839        2,730        2,639        2,347        2,545
Commercial & Industrial           2,625        2,681        2,703        2,480        2,778
Interruptible                       807        1,012        1,468        1,092        1,163
-------------------------------------------------------------------------------------------
      Total Natural Gas Sales     6,271        6,423        6,810        5,919        6,486
-------------------------------------------------------------------------------------------
GAS TRANSPORTED (MCF-000s)
--------------------------
Firm Transportation                 874          289            0            0            0
Interruptible Transportation        217            0            0            0          169
-------------------------------------------------------------------------------------------
Total Gas Sold and Transported    7,362        6,712        6,810        5,919        6,655
-------------------------------------------------------------------------------------------
OTHER STATISTICS
----------------
Customer Meters                  33,047       32,565       32,207       31,711       31,260
Maximum Daily MCF Sendout        43,934       39,446       38,237       37,095       38,012
Minimum Daily MCF Sendout         8,114        7,371        8,060        6,855        7,294
Degree Days                       7,651        7,396        7,210        6,261        7,045
20-Year Average Degree Days       7,356        7,341        7,348        7,432        7,474
Number of Employees                 173          181          180          185          191

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
------------------------------------------------
(Dollars in Thousands, Except Share and Per Share Amounts)

1999 in Review
--------------

      In 1999, Berkshire Gas Company reorganized its corporate structure by forming a holding company that will provide greater flexibility and new opportunities for growth. The new holding company - Berkshire Energy Resources - enables the Company to separate regulated and nonregulated operations.

      Berkshire Energy Resources has been organized as a Massachusetts Business Trust and initially has as its subsidiaries: The Berkshire Gas Company, Berkshire Propane, Inc., and Berkshire Energy Marketing, Inc. Current operations of Berkshire Gas and Berkshire Propane will be largely unaffected by the new corporate structure.

      In 1999, Berkshire Energy Resources reported Earnings Available for Common Shares of $3,218 or $1.34 per share as compared to $2,778 or $1.23 in 1998. Earnings were impacted by warmer weather during the heating season. In fiscal 1999, weather was 12.2% warmer than the twenty-year average resulting in decreased gas demand during the heating season. In addition, the very positive response by our shareholders to the Dividend Reinvestment Stock Purchase Plan has resulted in an $.08 per share dilution on earnings. Lower sales revenues were partially offset by proceeds from weather insurance.

Results of Operations
---------------------
1999 vs. 1998

      Earnings per share for 1999 were $1.34 on $3,218 of Earnings Available for Common Shares, as compared with $1.23 and $2,778 in 1998. The $.11 or 8.9% increase in earnings is primarily due to proceeds from weather insurance, lower bad debts as a result of a change in the recovery mechanism for the portion of bad debt expense related to gas costs and a reduction of pension costs due to growth in plan assets.

      Operating Margin for both natural gas and propane increased $670 or 2.4% as compared to 1998.

      Operating Margin on sales of natural gas increased $198 or 0.8% as compared to 1998. Operating Margin (Operating Margin or Gross Profit = Operating Revenues Net of Cost of Gas Sold) is primarily affected by the level of firm gas sold and transported. Interruptible gas sold and transported has minimal or no effect on Operating Margin since those margins are primarily flowed back to the firm customers through rates. The Company's sales are affected by weather as the majority of its firm customers use natural gas for heating. Changes in the cost of natural gas do not affect Operating Margin as these changes are recovered or returned to customers through the Cost of Gas Adjustment Clause (CGAC).

      The increase in Operating Margin in 1999 is a direct result of increased sales volumes during the mid-winter period due to 9.9% colder weather from January through March. Also, growth in the propane customer base, in conjunction with the acquisition of a local propane dealer in October 1998, contributed to the additional margins.


                                          1999        1998
                                          ----        ----

Firm MCF Sold and Transported            6,192       6,116
Consolidated Operating Margin          $28,248     $27,578

      Other Operating Expenses consisted of the following:


                                          1999        1998
                                          ----        ----

Transmission and Distribution          $ 3,855     $ 3,484
Customer Accounts                        2,618       3,271
Administrative and General               4,148       4,149
Propane Operations                       2,045       1,628
Other                                    1,771       1,529
                                       -------     -------
      TOTAL                            $14,437     $14,061
                                       =======     =======

      Other Operating Expenses increased $376 or 2.7% from 1998 levels. Increases in payroll and information technology were offset by lower pension and employee benefits costs. Increases in Propane Operations expenses were driven by customer growth. Partially offsetting these increases was lower expense for bad debts due to a regulatory change in the mechanism for the recovery of bad debts. The portion of bad debts related to gas costs will now be recovered through the CGAC.

      Other Income increased $591 or 36.9%, primarily representing proceeds recognized from weather insurance. The Company purchased insurance to protect against warmer than normal weather for the winter period
(November 1, 1998 through March 31, 1999).

      Other Taxes increased $122 or 6.5% primarily due to increases in plant property and municipal tax rates.

      Income Taxes increased $306 due to a related increase in Pre-tax
Income.

      Common Share Dividends increased $223 due to additional shares outstanding through the Company's Dividend Reinvestment and Optional Cash Purchase Plan (DRIP) over the twelve-month period, and to a lesser extent, an increase in the quarterly dividend to $.295 per share from $.29 per share effective the fourth quarter of 1999.

Results of Operations
---------------------
1998 vs. 1997

      Earnings per share for 1998 were $1.23 on $2,778 of Earnings Available for Common Shares, as compared with $1.52 and $3,316 in 1997.
The $.29 or 19.1% decrease in earnings was due primarily to 10% warmer than normal weather and costs related to corporate restructuring. The book value per share rose to $14.48 from $14.18 in 1997.

      Operating Margin on sales of natural gas decreased $133 or 0.5% as compared to 1997. The decrease in Operating Margin in 1998 was a direct result of lower propane margins due to warmer temperatures, partially offset by higher natural gas margins due to increased sales volumes during the winter period. An increase in the number of commercial and industrial customers had the effect of stabilizing margins as these customers tend to be less weather sensitive.


                                         1998         1997
                                         ----         ----

Firm MCF Sold and Transported           6,116        6,428
Consolidated Operating Margin         $27,578      $27,711

     Other Operating Expenses consisted of the following:


                                         1998         1997
                                         ----         ----

Transmission and Distribution         $ 3,484      $ 3,420
Customer Accounts                       3,271        3,029
Administrative and General              4,149        4,382
Propane Operations                      1,628        1,522
Other                                   1,529        1,231
                                      -------      -------
      TOTAL                           $14,061      $13,584
                                      =======      =======

      Other Operating Expenses increased $477 or 3.5% from 1997 results. Customer Accounts increased $242 reflecting the development and implementation of new information systems company-wide. Administrative and General decreased $233 from 1997 primarily due to reduced costs related to the Company's pension plan and insurance, partially offset by costs incurred for the restructuring for a holding company. Other Expenses increased $298 resulting from increased marketing costs and other gas supply and production costs.

      Depreciation Expense increased by $130 in 1998 over 1997 due to an increase in depreciable assets.

      Other Income decreased $76 or 4.5% from 1997. The decrease was primarily due to lower interest income on the undercollection of prior period gas costs through the CGAC.

      Due to the increase of long-term debt used to retire the 8.4% Preferred Stock, Interest Expense increased $414 which was partially offset by a reduction of $224 in the requirements for Preferred Stock Dividends. Replacing Preferred Stock with debt resulted in a tax savings of $86.

      Income Taxes decreased $567 from 1997 due to lower taxable earnings.

      Common Share dividends increased $146 due to additional shares outstanding because of the Company's Dividend Reinvestment and Optional Cash Payment Plan over the twelve-month period and, to a lesser extent, an increase in the quarterly dividends to $.29 per share from $.285 per share, effective the fourth quarter of 1998.

Year 2000 Compliance
--------------------

      The Company has identified all significant applications that will require modification to ensure Year 2000 compliance. Internal and external sources are being used to make the required modifications and test Year 2000 compliance.

      The Company believes that the most critical risk relates to the replacement and modification of its business application software.

      During the second quarter of fiscal 1999, the Company replaced its core business applications which support customer service, billing, collection, jobbing and engineering. This upgraded system is Year 2000 compliant. The installation and testing of the upgrade to the Company's current finance, accounting, payroll and inventory system has been completed. This system is Year 2000 compliant. These upgrades were initiated in the normal course of addressing business needs.

      The Company has also assessed the other areas of its business not related to its core information systems. Presently, the Company believes that these areas which include automated meter reading, dispatch, administration and distribution, are being modified or upgraded without disruption of service or material cost. Necessary upgrades and replacements are expected to be completed by October 1999.

      Due to the complexity of the Year 2000 problem and the reliance on certain critical vendors and suppliers, there can be no guarantees that the Company will achieve Year 2000 compliance or that critical vendors and suppliers will achieve Year 2000 compliance. A vendor management program has been undertaken as part of the Company's effort to obtain reasonable assurances from key vendors that there will not be any interruptions in the supply of goods and services as a result of the Year 2000 issues. The Company is preparing strategies to address potential failures of significant vendors in its contingency plans.

      The Company is currently completing a business contingency plan addressing Year 2000 risks associated with its internal systems and critical vendors. The plan includes continuation strategies for critical business processes and will be completed by September 1999.

      The total cost to the Company of Year 2000 compliance activities has not been and is not anticipated to be material to its financial position or results of operations in any given year. Management has budgeted fifty thousand dollars for fiscal year 2000 to address Year 2000 related expenditures. These costs and the date on which the Company plans to complete Year 2000 modification and testing processes are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ from those plans.

Liquidity and Capital Resources
--------------------------------

      Cash flows from operating activities have decreased from the twelve months ended June 30, 1998, primarily due to an increase in accounts receivable and less cash from recoverable gas costs. Capital requirements have been primarily funded by internal sources, and to a lesser extent, external sources. The issuance of long-term financing is dependent on management's evaluation of need, financial market conditions and other factors. Short-term financing is used to meet seasonal cash requirements.

      The Company initially finances construction expenditures and other funding needs primarily with internal sources and with the reinvestment of dividends. The Company continually evaluates its short-term borrowing position, and based on prevailing interest rates, market conditions, and other considerations, makes determinations regarding conversion of short-term borrowings to long-term debt or equity. As part of this process during the second quarter of fiscal 1997, the Company repurchased the 80,000 shares of its Preferred Stock at $117 per share. To finance these redemptions, the Company sold a $16,000 Senior Note at 7.8% due 2021.

      The Company's capital expenditures were $6,735, $6,945, and $7,393 in 1999, 1998, and 1997, respectively. These construction expenditures primarily represent investments in new and replacement mains and services. The Company expects fiscal 2000's capital expenditures to total approximately $5,700. Construction expenditures will be financed primarily through internal sources, short term borrowings and the reinvestment of dividends.

      As of June 30, 1999, the Company had lines of credit aggregating $30,500, of which $23,400 remained unused.

      Like other companies in the natural gas industry, the Company is a party to governmental actions associated with former gas manufacturing sites. Management estimates that expenditures to remediate and monitor known environmental sites will range from $3,355 to $12,673. In accordance with SFAS No. 5, the Company has recorded the most likely cost of $3,355. The Company's unamortized costs at June 30, 1999, were $718 and should be recovered over a seven-year period through the Local Distribution Adjustment Clause (LDAC) (See Contingencies footnote).

      Capitalization, at June 30, 1999, consisted of 51.1% long-term debt, 48.5% common equity, and 0.4% preferred stock.

      It is management's view that the Company has adequate access to capital markets and will have sufficient capital resources, both internal and external, to meet anticipated capital requirements.

Inflation
---------

      The accompanying financial statements reflect the historical cost of events and transactions, regardless of the purchasing power of the dollar at the time. Due to the capital-intensive nature of the Company's businesses, the most significant impact of inflation is on the Company's depreciation of utility plant. Rate regulation, to which The Berkshire Gas Company is subject, allows recovery through its rates of only the historical cost of utility plant as depreciation. It is expected that any higher costs experienced upon replacement of existing facilities will be recovered through the normal regulatory process.



CONSOLIDATED STATEMENTS OF INCOME
---------------------------------
(In Thousands, Except Per Share Amounts)

                                                  Years Ended June 30,
                                            1999         1998         1997
                                        ----------------------------------

Operating Revenues                      $ 50,733     $ 54,601     $ 53,584
Cost of Gas Sold                          22,485       27,023       25,873
--------------------------------------------------------------------------
Operating Margin                          28,248       27,578       27,711
--------------------------------------------------------------------------
Other Operating Expenses                  14,437       14,061       13,584
Depreciation                               4,437        4,409        4,279
Other Taxes                                1,992        1,870        1,771
Total                                     20,866       20,340       19,634
--------------------------------------------------------------------------
Operating Income                           7,382        7,238        8,077
Other Income - Net                         2,194        1,603        1,679
--------------------------------------------------------------------------
Operating and Other Income                 9,576        8,841        9,756
Interest Expense                           4,382        4,392        3,978
--------------------------------------------------------------------------
Pre-tax Income                             5,194        4,449        5,778
Income Taxes                               1,961        1,655        2,222
--------------------------------------------------------------------------
NET INCOME                              $  3,233     $  2,794     $  3,556
==========================================================================
Earnings Available for Common Shares    $  3,218     $  2,778     $  3,316
==========================================================================
Average Common Shares Outstanding        2,405.2      2,263.6      2,181.5
--------------------------------------------------------------------------
Basic and Diluted Earnings Per
 Common Share                           $   1.34     $   1.23      $  1.52
==========================================================================

Reference should be made to Notes to Financial Statements.


CONSOLIDATED BALANCE SHEETS
---------------------------
(In Thousands)                                          June 30,
                                              1999        1998        1997
--------------------------------------------------------------------------

ASSETS
Property, Plant and
 Equipment - at original cost
  Gas-related activities                  $110,405    $106,654    $101,983
  Unregulated activities                    14,007      12,784      11,983
--------------------------------------------------------------------------
                                           124,412     119,438     113,966
--------------------------------------------------------------------------
Less: Accumulated depreciation
 and amortization
   Gas-related activities                   34,075      31,371      28,343
   Unregulated activities                    6,973       6,420       5,887
--------------------------------------------------------------------------
                                            41,048      37,791      34,230
--------------------------------------------------------------------------
Property, Plant and Equipment - Net
  Gas-related activities                    76,330      75,283      73,640
  Unregulated activities                     7,034       6,364       6,096
--------------------------------------------------------------------------
                                            83,364      81,647      79,736
--------------------------------------------------------------------------
Current Assets:
  Cash                                         117         160         356
  Accounts and Other Receivables - Net       7,152       6,277       7,587
  Recoverable Gas Costs                        188         224       1,404
  Inventories                                4,301       4,261       3,665
  Prepayments and Other                      1,238         979         689
  Prepaid Taxes                                397         370          96
--------------------------------------------------------------------------
      Total Current Assets                  13,393      12,271      13,797
--------------------------------------------------------------------------
Deferred Debits:
  Unamortized Debt Expense - Net             2,150       2,200       2,302
  Capital Share Expense - Net                  232         275         319
  Environmental Cleanup Costs                  718         800         819
  Other                                      2,293       1,414       1,425
--------------------------------------------------------------------------
      Total Deferred Debits                  5,393       4,689       4,865
--------------------------------------------------------------------------
Recoverable Environmental Cleanup Costs      3,335       3,290       3,290
--------------------------------------------------------------------------
      TOTAL ASSETS                        $105,485    $101,897    $101,688
==========================================================================

CAPITALIZATION AND LIABILITIES
Common Shareholders' Equity:
   Common Shares                          $ 28,596    $ 24,625    $ 22,626
 Retained Earnings                           9,300       8,911       8,739
--------------------------------------------------------------------------
     Total Common Shareholder's Equity      37,896      33,536      31,365
--------------------------------------------------------------------------
Redeemable Cumulative Preferred Stock          312         321         363
--------------------------------------------------------------------------
Long-Term Debt (less current maturities)    40,000      34,000      40,000
--------------------------------------------------------------------------
Current Liabilities:
   Notes Payable to Banks                    7,100       7,085       6,480
   Current Maturities of Long-Term Debt          0       6,000           0
   Accounts Payable                          2,636       3,024       3,513
   Other Current Liabilities                 2,628       3,098       4,621
--------------------------------------------------------------------------
      Total Current Liabilities             12,364      19,207      14,614
--------------------------------------------------------------------------
Other Liabilities                            1,538       1,676       1,561
--------------------------------------------------------------------------
Unamortized Investment Tax Credit            1,070       1,139       1,209
--------------------------------------------------------------------------
Deferred Income Taxes                        8,970       8,728       9,286
--------------------------------------------------------------------------
Reserve for Recoverable
 Environmental Cleanup
      Costs                                  3,335       3,290       3,290
--------------------------------------------------------------------------
      TOTAL CAPITALIZATION
       AND LIABILITIES                    $105,485    $101,897    $101,688
==========================================================================

Reference should be made to Notes to Financial Statements.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
-----------------------------------------------
(In Thousands, Except Share Amounts)

                                                                        Cumulative
                                         Common Shares               Preferred Stock
                                         -------------               ---------------
                                 Number of               Retained       Number of
                                  Shares        Cost     Earnings    Shares    Cost
------------------------------------------------------------------------------------

Balance at June 30, 1996         2,152,592    $21,712     $7,883     84,055   $8,406
Issuance through Dividend
   Reinvestment Program             59,059        914
Net Income                                                 3,556
Dividends on Preferred Stock                                (240)
Dividends on Common Shares                                (2,460)
Redemption of Preferred Stock                                       (80,423)  (8,043)
------------------------------------------------------------------------------------
Balance at June 30, 1997         2,211,651     22,626      8,739      3,632      363
Issuance through Dividend
   Reinvestment Program            104,263      1,999
Net Income                                                 2,794
Dividends on Preferred Stock                                 (16)
Dividends on Common Shares                                (2,606)
Redemption of Preferred Stock                                          (420)     (42)
-----------------------------------------------------------------------------------
Balance at June 30, 1998         2,315,914     24,625      8,911      3,212      321

Issuance through Dividend
   Reinvestment Program            197,991      3,971
Net Income                                                 3,233
Dividends on Preferred Stock                                 (15)
Dividends on Common Shares                                (2,829)
Redemption of Preferred Stock                                           (91)      (9)
------------------------------------------------------------------------------------
Balance at June 30, 1999         2,513,905    $28,596     $9,300      3,121   $  312
====================================================================================

Reference should be made to Notes to Financial Statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------
(In Thousands)                                                Years Ended June 30,
                                                           -------------------------
                                                            1999      1998      1997
------------------------------------------------------------------------------------

Cash Flows from Operating Activities:
  Net Income                                               $3,233    $2,794    $3,556
  Adjustments to Reconcile Net Income to Net
Cash Provided by Operating Activities:
  Depreciation and Amortization                             5,092     5,110     4,897
  Provision for Losses on Accounts Receivable                  79     1,065      973
  Recoverable Gas Costs                                        36     1,180   (2,235)
  Deferred Income Taxes                                       242      (558)     620
Changes in Assets and Liabilities Which
Provided (Used) Cash:
  Accounts and Other Receivables                             (954)      245   (1,747)
  Inventories                                                 (40)     (596)    (595)
  Unamortized Debt Expense                                    (48)        0     (169)
  Accounts Payable                                           (388)     (489)     337
  Prepaid Taxes                                               (27)     (274)     153
  Consumer Rebates and Other                               (1,666)   (1,668)   2,108
------------------------------------------------------------------------------------
  Net Cash Provided by Operating Activities                 5,559     6,809    7,898
------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
  Capital Expenditures and Disposal Costs                  (6,735)   (6,945)  (7,393)
------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
  Dividends Paid                                           (2,844)   (2,622)  (2,700)
Proceeds from (Principal Payments on)
    Issuance of Long-Term Debt                                  0         0   16,000
  Proceeds from (Principal Payments on)
    Notes Payable Borrowings-Net                               15       605   (5,155)
 Redemption of Preferred Stock (Including Call Premium)        (9)      (42)  (9,360)
  Proceeds from Other Stock Transactions                    3,971     1,999      870
------------------------------------------------------------------------------------
    Net Cash Provided (Used in) by Financing Activities     1,133       (60)    (345)
Net (Decrease) Increase in Cash                               (43)     (196)     160
Cash at Beginning of Year                                     160       356      196
------------------------------------------------------------------------------------
Cash at End of Year                                        $  117    $  160    $ 356
------------------------------------------------------------------------------------

Supplemental Disclosures of Cash Flow Information:
   Cash Paid During the Year for:
   Interest (net of amount capitalized)                    $4,358    $4,178    $3,974
   Income Taxes (net of refund).                            1,849     2,553     1,527
=====================================================================================

Reference should be made to Notes to Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
(Dollars in Thousands, Except Share and Per Share Amounts)

SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES
----------------------

      The Berkshire Gas Company adopted a holding company corporate structure effective December 31, 1998, to capitalize on competitive opportunities associated with the deregulation of the natural gas industry. The adoption of a holding company structure effectively reorganized and segregated the Company's regulated business activities from its nonregulated markets. The holding company, known as Berkshire Energy Resources (the Company), has been organized as a Massachusetts Business Trust and initially has as its subsidiaries: The Berkshire Gas Company, Berkshire Propane, Inc., and Berkshire Energy Marketing, Inc.

      Beginning with fiscal 1999, the financial statements and results of operations for these subsidiaries/divisions have been reflected in the accompanying consolidated financial statements. Prior years were reported as The Berkshire Gas Company, which reported nonregulated operating divisions under Other Income. Effective December 31, 1998, the outstanding shares of The Berkshire Gas Company Common Stock were automatically exchanged on a share-for-share basis for Berkshire Energy Resources Common Shares (no par value), and Berkshire Energy Resources became the holding company of The Berkshire Gas Company. The Berkshire Gas Company is a subsidiary engaged in the distribution and sale of natural gas for residential, commercial and industrial use, as well as the transportation of natural gas for larger commercial and industrial users, and also sells and leases gas-burning equipment. The Berkshire Gas Company is subject to regulation by the Massachusetts Department of Telecommunications and Energy
(DTE) as it relates to utility service. The Berkshire Gas Company's accounting policies conform to Generally Accepted Accounting Principles
(GAAP) as applied to public utilities giving effect to the accounting practices and policies of the DTE.

      Berkshire Propane is the retail propane subsidiary, which provides service to more than 100 communities in western Massachusetts, eastern New York and southern Vermont.

      The Berkshire Energy Marketing, Inc. subsidiary has formed a marketing alliance with Conectiv/CNE Energy Services, LLC, a major regional energy services company, to sell natural gas, electricity, fuel oil and other energy service products in the Company's service territory and surrounding areas. Berkshire Propane and Berkshire Energy Marketing's accounting policies conform to GAAP.

New Accounting Standards
------------------------

      In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income" (SFAS No. 130). This statement establishes standards for reporting and display of comprehensive income and its components in the financial statements. Adoption of SFAS No. 130 disclosure is required in fiscal 1999 and will have no impact on the Company's financial condition or results of operations.

      In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131). This statement requires that public business enterprises report certain additional information about operating segments. Adoption of SFAS No. 131 is required in fiscal 1999. The adoption of SFAS No. 131 will have no impact on the Company's financial condition or results of operations.

      In February 1998, the FASB issued SFAS No. 132 "Employers' Disclosures about Pensions and Other Post-Retirement Benefits" (SFAS No.
132). This statement standardizes employers' disclosures requirements about pension and other post-retirement benefit plans. Adoption of SFAS No. 132 is required in fiscal 1999. The adoption of SFAS No. 132 will have no impact on the Company's financial condition or results of operations.

      In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activites" (SFAS No. 133). This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. Adoption of SFAS No. 133 is required for fiscal years beginning after June 15, 2000. The Company is aware of certain provisions which may impact the natural gas industry but has not yet reviewed these provisions in detail against existing accounting practices and disclosures. It is management's expectation that the adoption of SFAS No. 133 will have no effect on the Company's financial condition or results of operations.

      SFAS No. 123, "Accounting for Stock-Based Compensation", if fully adopted, changes the methods for recognition of cost on plans similar to those of the Company. The Company's management has evaluated this statement and feels it will have no effect on the company.

Segment Information
-------------------

      The Company operates two segments: regulated activities and unregulated diversified businesses. Gas-related activities consist primarily of natural gas distribution to residential, commercial and industrial customers, as well as the sale and leasing of gas burning equipment. Diversified businesses consist primarily of distribution of liquefied petroleum gas and energy marketing.

      Intersegment sales are priced at fair market value. Information about the Company's operations, by business segment, is presented below:


Revenues:                             1999        1998        1997
------------------------------------------------------------------

Gas-related activities            $ 45,772    $ 49,859    $ 48,462
Unregulated activities               4,961       4,742       5,122
------------------------------------------------------------------
Total                             $ 50,733    $ 54,601    $ 53,584
==================================================================

Pre-tax Operating Income:             1999        1998        1997
------------------------------------------------------------------

Gas-related activities            $  4,786    $  4,006    $  4,966
Unregulated activities                 408         443         812
------------------------------------------------------------------
Total                             $  5,194    $  4,449    $  5,778
==================================================================

Income Taxes:                         1999        1998        1997
------------------------------------------------------------------
Gas-related activities            $  1,804    $  1,484    $  1,909
Unregulated activities                 157         171         313
------------------------------------------------------------------
Total                             $  1,961    $  1,655    $  2,222
==================================================================

Depreciation and Amortization:        1999        1998        1997
------------------------------------------------------------------
Gas-related activities            $  4,249    $  4,171    $  4,021
Unregulated activities                 188         238         258
------------------------------------------------------------------
Total                             $  4,437    $  4,409    $  4,279
==================================================================

Identifiable Assets:                  1999        1998        1997
------------------------------------------------------------------
Gas-related activities            $104,396    $100,876    $100,522
Unregulated activities               1,089       1,021       1,166
------------------------------------------------------------------
Total                             $105,485    $101,897    $101,688
==================================================================

Income Taxes
-------------

      The Company uses the liability method in calculating deferred income taxes. The Company records deferred income tax liabilities for temporary differences between the basis of assets and liabilities for financial reporting and income tax purposes at tax rates expected to be in effect during the periods the temporary differences reverse.

      The Company has excess deferred taxes which has resulted in the recording of a regulatory liability. The regulatory liability reflects amounts due to the ratepayers which will be refunded through the regulatory process.

Depreciation
------------

      The Company depreciates its utility plant at straight line rates approved by the DTE. The current composite depreciable rate is 4.04% and has been in effect since April 1, 1993. Depreciable non-utility/unregulated property consists of rental equipment, propane tanks and related equipment used in the Company's liquefied petroleum gas operations, and is depreciated at annual rates ranging from 2.5% to 20.0%.

Revenues
--------

      Customer meters are read on a cycle basis throughout each month. After the reading is prepared, customers are billed for their gas usage and any applicable monthly rental fee. At the time of billing, revenues are recorded.

      Pursuant to the DTE, The Berkshire Gas Company recovers the cost of gas supplies by way of the Seasonal Cost of Gas Adjustment Clause (CGAC), and recovers the cost of distribution charges through the Local Distribution Adjustment Clause (LDAC). Gas costs to be recovered include the cost of gas supplies, pipeline and storage capacity, certain bad debt expenses, local production and storage expenses, and gas acquisition expenses. The gas costs are offset by credits from supplier refunds and margins from non-firm gas sales, capacity release, and off-system sales. Any difference between actual and estimated costs, plus interest, is accrued or deferred and is recorded in the month the related revenue is billed.

Unamortized Debt Expense
------------------------

      The issuance costs associated with long-term debt are deferred and amortized over the life of the issue.

Investment Tax Credit
---------------------

      The unamortized balance of the Investment Tax Credit (ITC) relating to machinery and equipment acquisitions up through 1986 is deducted from federal income taxes and is deferred on the balance sheet, as prescribed by the DTE, and is being amortized over the expected lives of the applicable assets.

      The unamortized balance of the ITC for the years ended June 30, 1999, 1998 and 1997, was $1,070, $1,139 and $1,209, respectively. The amortized portion for the years ended June 30, 1999, 1998 and 1997, was $69, $70 and $71.

Utility Plant
-------------

      The cost of maintenance, repairs and the renewal of items determined to be less than full units of plant property are charged to maintenance expense accounts. The cost of betterments and the renewal of full units of plant property are charged to plant property accounts. Costs include materials, labor and indirect charges for engineering, general and administrative and supervisory services. The book value of plant property replaced, retired or sold is concurrently removed from such plant property accounts and charged to accumulated depreciation along with its associated removal costs, less any salvage value.

      A functional classification for the cost of utility plant at June 30 is as follows:


                                     1999          1998          1997
---------------------------------------------------------------------

Transmission and
 Distribution Plant              $ 97,072      $ 92,388      $ 87,206
General Plant                       8,235         9,125         9,387
Manufactured Gas
 Production Plant                   4,564         4,544         4,518
Construction in Progress              534           597           872
---------------------------------------------------------------------
      Total                      $110,405      $106,654      $101,983
=====================================================================

      Transmission and distribution plant consists of mains, the installed costs of services and meters, land, rights of way and measuring and regulating station equipment which is used to deliver and to monitor gas used by the customer.

      General plant consists of structures and their improvements, office furniture and equipment, including computers, and transportation equipment.

      The manufactured gas production plant consists of land, gas mixing equipment and liquefied petroleum gas equipment used to supplement natural gas volumes during the peak season in order to meet customer demand.

Earnings per Share
------------------

      Earnings per Common Share have been computed by dividing earnings applicable to Common Shares by the weighted average number of shares of Common Shares outstanding during each year.

      Effective December 31, 1997, the Company, as required, retroactively adopted Statement of Financial Accounting Standards No. 128 "Earnings Per Share" (SFAS No. 128). The statement established new standards for computing and presenting earnings per share (EPS) and required restatement of prior years information. As such, EPS for all prior periods presented has been restated to conform with SFAS 128. Due to the capital structure of the Company basic and diluted EPS are equal.

Estimates
---------
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCOUNTS RECEIVABLE
-------------------

      Details of accounts receivable, net of allowance for doubtful accounts, as of June 30 are as follows:


                                   1999        1998        1997
---------------------------------------------------------------

Gas-related activities           $6,346      $5,476      $6,489
Unregulated activities              654         620         766
Other                               152         181         332
---------------------------------------------------------------
Total - Net                      $7,152      $6,277      $7,587
===============================================================

      The allowance for doubtful accounts as of June 30, 1999, 1998 and 1997, respectively, is: Gas-related activities - $1,000, $927, and $943; Unregulated activities - $19, $47 and $78.

INVENTORIES
-----------

      Materials, supplies and liquefied petroleum used in the non-utility operations are valued at the lower of average cost or market value; liquefied petroleum gas used in the utility operations is valued at cost, and natural gas is recorded at cost. The details of these inventories as of June 30 are as follows:


                                   1999        1998        1997
---------------------------------------------------------------

Gas-related activities           $4,137      $4,127      $3,519
Unregulated activities              164         134         146
---------------------------------------------------------------
Total - Net                      $4,301      $4,261      $3,665
===============================================================

RECLASSIFICATION
----------------

      The Company has reclassified certain amounts for prior years to conform with the 1999 presentation.

COMMON SHARES
-------------

      The Share Owner Dividend Reinvestment and Stock Purchase Plan (the
Plan) of Berkshire Energy Resources provides holders of record of Common Shares of beneficial interest in the Company, a simple and convenient method of investing in additional Common Shares by automatically reinvesting cash dividends on all or a portion of their shares. The price for shares purchased through the Plan shall be equal to the average of the daily high and low sales prices for the Company's Common Shares (as quoted in the NASDAQ National Market System) for the five consecutive trading days prior to and including the date of purchase.

      The Charter provisions applicable to the 4.8% Cumulative Preferred Stock, the First Mortgage Indenture and the 7.8% Senior Note contain restrictions on the use of The Berkshire Gas Company's retained earnings for the payment of cash dividends on, or purchases of, Common Shares. At June 30, 1999, The Berkshire Gas Company's retained earnings were $8,032. At such date, under the most restrictive of these provisions, $4,259 of the retained earnings were unrestricted.

REDEEMABLE CUMULATIVE PREFERRED STOCK
-------------------------------------
(Actual Shares and Dollars)

      The Company has one series of 4.8% Cumulative Preferred Stock authorized. The redemption price per share (as well as the amount due on voluntary liquidation) is $100.00. The provisions of the 4.8% Cumulative Preferred Stock require the Company to offer to purchase up to 450 shares at par annually on September 15. Pursuant thereto, the Company purchased 91, 420 and 423 shares during fiscal years 1999, 1998 and 1997, respectively.

      During fiscal 1997, the Company repurchased the 80,000 shares of the 8.4% Preferred Stock at $117 per share (see Long-Term Debt footnote).

LONG-TERM DEBT
--------------

      Details regarding the Company's First Mortgage Bond, Senior and Medium-Term Notes Payable as of June 30 are as follows:


                      Interest   Final
Description             Rate    Maturity    1999        1998        1997
-------------------------------------------------------------------------

First Mortgage Bond:
 Series P              10.06%    2019     $10,000     $10,000     $10,000
Senior Note:            9.60     2020       8,000       8,000       8,000
Medium-Term Note:       6.10     2004       6,000       6,000       6,000
Senior Note:            7.80     2021      16,000      16,000      16,000
-------------------------------------------------------------------------

                                           40,000      40,000      40,000
Less Current Portion                            0       6,000           0
-------------------------------------------------------------------------
Total                                     $40,000     $34,000     $40,000
=========================================================================

      The aggregate amount of maturities due are: 2000 - 2003 = $0; 2004 - $6,000; 2005 - 2010 = $0; 2011 - 2018 = $11,640; and $22,360 maturing thereafter per the dates in the table above.

      The First Mortgage Bond is collateralized by substantially all of the utility plant.

      During 1997, in conjunction with the Company's cost containment policies, the Company revised its capital structure to lower its borrowing costs. The Company issued a $16,000, 7.8% Senior Note and used the proceeds to redeem 80,000 shares of the 8.4% Preferred Stock. On April 1, 1999 the Company rolled-over the $6,000 Medium-Term Note at 6.10%, for a five-year term. The Indentures of the Series P Mortgage Bond and 7.8% Senior Note contain certain restrictive and financial covenants, principally a fixed charge ratio, and limitation on funded debt. As of June 30, 1999, the Company was not in violation of any such covenants.

SHORT-TERM LOANS AND
COMPENSATING BALANCES
---------------------

      The Company has lines of credit aggregating $30,500 with various banks, of which $23,400 remained unused as of June 30, 1999. The lines of credit are reviewed periodically with various banks and may be renewed or cancelled. In connection with these lines of credit, the Company borrows at less than the prime rate. In lieu of compensating balance requirements, the Company pays commitment fees on a portion of its credit lines equating to 0.28% on $9,000 with the various banks.

      Information as to short-term borrowings is as follows:


                                      1999        1998        1997
------------------------------------------------------------------

Balance Outstanding
 at June 30                        $ 7,100     $ 7,085     $ 6,480
Maximum Amount of
 Borrowings at Any
 Month-End                          17,960      14,600      19,190
Average Borrowings During
 the Year                           11,701       9,528      12,434
Average Interest Rate
 at End of Year                       6.01%       6.75%       6.72%
Weighted Average Interest
 Rate During the Year                 6.31%       6.67%       6.44%

OTHER CURRENT LIABILITIES
-------------------------

      Details of other current liabilities as of June 30 are as follows:


                                      1999        1998        1997
------------------------------------------------------------------

Accrued Interest                    $  908      $  884      $  927
Retirement Plan                        224         350         192
Dividends Declared                     745         675         635
Accrued Consumer Rebates               116         523       2,251
Other                                  635         666         616
------------------------------------------------------------------
      Total                         $2,628      $3,098      $4,621
==================================================================

      Accrued consumer rebates represent refunds received from a major supplier of natural gas to The Berkshire Gas Company. The refunds are the result of suppliers' settlements with FERC and are to be refunded to firm sales customers during the next fiscal year.

LEASE COMMITMENTS
-----------------

      The Company is committed under operating leases having an initial lease term of one year or more expiring on various dates. Rental expense under all long-term operating leases aggregated $1,264, $962 and $695 in fiscal 1999, 1998 and 1997, respectively. The minimum future obligations under long-term noncancelable leases in effect at June 30, 1999, are as follows:


     2000                                1,265
     2001                                1,201
     2002                                  795
     2003                                  265
     2004                                   40
     -----------------------------------------
     Total                              $3,566
     =========================================

INCOME TAXES
------------

      The difference in the effective tax rate compared with the statutory tax rate is shown in the following table:


                                   1999       1998       1997
-------------------------------------------------------------
Tax at Statutory Rate               34%        34%        34%
State Taxes (Net of
 Federal Benefit)                  4.5        4.3        4.5
Investment Tax Credit             (1.3)      (1.6)      (1.2)
Permanent Differences              0.7         .5        1.2
-------------------------------------------------------------
Effective Tax Rate                37.9%      37.2%      38.5%
=============================================================

   A summary of the tax provision is as follows:


                                  1999       1998       1997
------------------------------------------------------------

Federal Income - Current        $1,446     $1,904     $1,393
Federal Income - Deferred          160       (542)       437
State - Current                    307        390        285
State - Deferred                    48        (97)       107
------------------------------------------------------------
Total                           $1,961     $1,655     $2,222
============================================================

   The components of the net deferred income tax liability at June 30 are as follows:


                                  1999       1998       1997
------------------------------------------------------------

Deferred Liabilities:
  Investment Tax Credit         $  410     $  436     $  467
  Excess Tax over
   Book Depreciation             9,086      8,924      8,837
  Environmental Response Costs     135        171        228
------------------------------------------------------------
      Total Deferred
       Liabilities               9,631      9,531      9,532
------------------------------------------------------------
  Deferred Assets:
    Recoverable Gas Costs          (70)       (99)       301
    Other                         (591)      (704)      (547)
------------------------------------------------------------
      Total Deferred Assets       (661)      (803)      (246)
------------------------------------------------------------
Total Net Deferred Income
 Taxes                          $8,970     $8,728     $9,286
============================================================

CONTINGENCIES
-------------

      Federal, state and local laws and regulations establishing standards and requirements for the protection of the environment have increased in number and scope in recent years. The Company cannot predict the future impact of such standards and requirements, which are subject to change and can be retroactively applied.

      During fiscal 1990, the DTE issued a generic ruling on cost recovery for environmental cleanup with respect to former gas manufacturing sites. Under the ruling, The Berkshire Gas Company will recover annual cleanup costs, excluding carrying costs, over a seven-year period through the LDAC. This ruling also provides for the sharing of any proceeds received from insurance carriers equally between Berkshire Gas and its ratepayers, and establishes maximum amounts that can be recovered from customers in any one year.

      During the year ended June 30, 1999, Berkshire Gas continued the analysis and field review of two parcels of real estate formerly used for gas manufacturing operations, which had been found to contain coal tar deposits and other substances associated with by-products of the gas manufacturing process. The review and assessment process began in 1985 with respect to site #1, which is owned by Berkshire Gas, and in 1989 with respect to site #2, which it formerly owned.

      With the review and approval of the Massachusetts Department of Environmental Protection (MDEP), work at site #1 has resulted in proposed remedial activities which are currently being permitted through local and state agencies and will be pursued in the near future. Site monitoring activities will continue for the foreseeable future.

      It is difficult to predict the potential financial impact of the sites until first, the nature and risk is fully characterized, and second, the remedial strategies and related technologies are determined. The general philosophy is one of source removal and/or reduction coupled with risk minimization.

      Beginning in fiscal year 2000, Berkshire Gas will likely begin remediation of site #1. It is anticipated that through 2014 the level of expenditures for the sites will range from $3,335 to $12,673. The Company has recorded the most likely cost of $3,335 in accordance with SFAS No. 5. Ultimate expenditures cannot be determined until a remedial action plan for site #2 is developed. The Company's unamortized costs at June 30, 1999, were $718 and should be recovered using the formula discussed above.

      FERC Order 636 provides for 100% recovery by pipelines of any "Transition Costs" prudently incurred as a result of industry restructuring. As these costs have been and may be approved in the future, they have been and will be passed through to Berkshire Gas as demand charges associated with the transportation of gas through the pipeline. Under current rate structures, these costs are recovered through the LDAC.

Legal Matters
-------------

      The Company is involved with other legal proceedings incidental to its business. At the present time the Company cannot predict the outcome of these proceedings and also believes that the outcomes will not have a material adverse impact on its overall financial position or results of operations.

OTHER INCOME
------------

      A condensed summary of the Company's non-utility/unregulated operations before income tax (included in the "Consolidated Statements of Income" under "Other Income - Net") as of June 30 is as follows:


                                   1999        1998        1997
---------------------------------------------------------------

Merchandise and Jobbing:
 Sales                           $1,100      $1,149      $1,064
Cost of Sales and
 Expenses                           855         836         730
---------------------------------------------------------------
Net                                 245         313         334
---------------------------------------------------------------
Appliance Rentals:
 Revenues                         1,544       1,452       1,410
Expenses                            864         819         797
---------------------------------------------------------------
Net                                 680         633         613
---------------------------------------------------------------
Miscellaneous Net                 1,269         657         732
---------------------------------------------------------------
Total                            $2,194      $1,603      $1,679
===============================================================

POST-RETIREMENT BENEFITS
------------------------

      The Company has noncontributory funded retirement income plans covering substantially all employees. The cost of the plans is actuarially determined, and it is the Company's policy to fund accrued pension costs. The change in benefit obligations and plan assets for the years ended June 30, 1999, 1998 and 1997 are as follows:


                                   1999        1998       1997
--------------------------------------------------------------

Change in Benefit Obligations:
Benefit Obligations at Beginning
 of Year                        $19,827     $17,146    $16,946
Service Cost                        468         496        556
Interest Cost                     1,311       1,295      1,242
Benefits Paid                      (807)       (885)      (774)
Plan Amendments                     233           0        285
Actuarial Loss(Gain)               (235)      1,775     (1,109)
--------------------------------------------------------------
Benefit Obligations at End
 of Year                        $20,797     $19,827    $17,146
==============================================================
Change in Plan Assets:
Fair Value of Plan Assets at
 Beginning of Year              $27,664     $22,281    $20,593
Actual Return on Plan Assets      2,879       6,175      2,019
Employer Contribution                 0           0        404
Benefits Paid                      (807)       (792)      (735)
--------------------------------------------------------------
Fair Value of Plan Assets at End
   of Year                      $29,736     $27,664    $22,281
==============================================================

Funded Status                    $8,939      $7,837     $5,135
Unrecognized Net Gain           (10,945)    (10,017)    (7,674)
Unrecognized Prior Service Cost   1,032         900      1,000
Unrecognized Net Obligation
   (at Transition)                  750         930      1,110
--------------------------------------------------------------
Accrued Benefit Liability        $ (224)     $ (350)    $ (429)
==============================================================

A summary of net periodic benefit(income)/cost for the years ended June 30, 1999, 1998 and 1997 are as follows:


                                   1999        1998       1997
--------------------------------------------------------------

Service Cost                     $  468      $  496     $  556
Interest Cost                     1,311       1,295      1,242
Return on Plan Assets:
Actual                           (2,879)     (6,175)    (2,019)
Deferred                            850       4,478        447
--------------------------------------------------------------
Net Recognized
  Return on Plan Assets          (2,029)     (1,697)    (1,572)
Other                               124          64        283
--------------------------------------------------------------
Net Pension (Income)/Cost       $  (126)     $  158     $  509
==============================================================

Significant assumptions used in determining pension expense and related obligations for 1999, 1998 and 1997 are as follows:


                                   1999        1998       1997
---------------------------------------------------------------

Assumed Discount Rate              6.75%       7.75%      7.75%
Assumed Rate of Compensation
   Increase                       3.375%      4.125%     4.125%
Expected Rate of Return
   on Plan Assets                  9.50%       8.75%      8.75%
---------------------------------------------------------------

      Plan assets are invested in equity securities, debt securities and cash equivalents, and the balance is in other investments, principally real estate. The benefit formula is based either on the number of years of service or the employee's average base salary for the five years yielding the highest average.

      The Company maintains a 401(k)Post-Retirement Plan for all Company employees. The Company matches up to 3.5% of a participating employee's annual salary. The expense for the years ended June 30, 1999, 1998 and 1997, related to the 401(k)Plan was $233, $226, and $219, respectively.

Fair Value of Financial Instruments
-----------------------------------

      Because of the short maturity of certain assets, which include Cash, Accounts Receivable, and certain liabilities, which include Accounts Payable, these instruments are stated at amounts which approximate fair value.

Long-Term Debt:
---------------

      Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair values of existing debt. As of June 30, 1999, 1998 and 1997, the estimated fair values of the Series P Mortgage Bond are $11,165, $12,344, and $12,281, respectively. The estimated fair values of the 9.6% Senior Note are $8,698, $9,044, and $9,052, respectively. As of June 30, 1999, 1998 and 1997, the estimated fair values of the 7.8% Senior Note are $15,863, $15,155 and $15,704, respectively. The Medium-Term Note carried a variable interest rate for 1998 and 1997, and as such, the carrying value approximated fair value. As a result of the roll-over in April with a fixed rate of interest, the fair value as of June 30, 1999, of the Medium-Term Note is $4,675.

Redeemable Preferred Stock:
---------------------------

      It was not practicable to estimate the fair value of the 4.8% Redeemable Preferred Stock as any resultant difference between the fair value and its carrying value is immaterial.

Subsequent Events
-----------------

      During September 1999, the Company announced that it had reached agreements to purchase two privately held plumbing and heating contractors headquartered in Pittsfield, Massachusetts. These companies will operate under Berkshire Services Solutions, a nonregulated subsidiary.
   The annual sales of these companies at the time of acquisition were $3.7 million.


INDEPENDENT AUDITORS' REPORT
 Deloitte &
 Touche LLP
                              City Place            Telephone:(860)280-3000
                              185 Asylum Street     Facsimile:(860)280-3051
                              Hartford, Connecticut 06103-3402


To the Shareholders of
Berkshire Energy Resources:

We have audited the accompanying consolidated balance sheets of Berkshire Energy Resources (as successor to The Berkshire Gas Company) (the "Company") as of June 30, 1999, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 1999, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/Deloitte & Touche LLP /s/
----------------------------
Deloitte & Touche LLP

August 12, 1999

QUARTERLY FINANCIAL INFORMATION
-------------------------------

      A comparison of unaudited quarterly financial information is presented on page 31.

ANNUAL MEETING
--------------

      The annual meeting of shareholders will be held in Pittsfield, Massachusetts, at the Crowne Plaza Hotel, on Thursday, November 4, 1999, at 10:00 A.M.

SHARE OWNER DIVIDEND
REINVESTMENT AND
STOCK PURCHASE PLAN
--------------------

      The Company has a program which allows for the reinvestment of dividends to purchase additional Common Shares of the Company. The Plan is available to all shareholders of 10 or more shares and provides a convenient method to acquire additional shares without fees or other charges. Shareholders who wish to take advantage of the Plan or want additional information may do so by contacting:

Berkshire Energy Resources
Attn:Secretary of the Share Owner Dividend
      Reinvestment and Stock Purchase Plan Committee
      115 Cheshire Road
      Pittsfield, Massachusetts 01201-1803
      (413) 442-1511

TRANSFER AGENT
--------------

State Street Bank and Trust Company
C/O EquiServe
P.O. Box 8200
Boston, Massachusetts 02266-8200
Shareholder Inquiries:  1-800-426-5523

STOCK LISTING
-------------

      The Common Shares of Berkshire Energy Resources are traded on the National Over-the-Counter Market and are quoted through the NASDAQ National Market System under the symbol BERK.

FORM 10-K INFORMATION
---------------------

      Upon written request to the address below, a copy of the Company's current Form 10-K Annual Report, as filed with the Securities and Exchange Commission, will be provided to any shareholder without charge.

      Berkshire Energy Resources
      Attn: Corporate Secretary
      115 Cheshire Road
      Pittsfield, Massachusetts 01201-1803

      This report has been prepared for the purposes of information and record only and not in connection with the sale or offer for sale of securities, or any solicitation of an offer to buy securities.

CONSOLIDATED QUARTERLY FINANCIAL INFORMATION
--------------------------------------------
For the Fiscal Year Ended June 30, (In Thousands, Except Per Share Amounts) (Unaudited)


1999                                  First       Second     Third      Fourth
------------------------------------------------------------------------------

Operating Revenues(Consolidated)     $ 4,837     $13,320    $23,544    $ 9,031
Operating and Other Income(Loss)        (356)      2,104      6,832        995
Income (Loss) Before Income Taxes     (1,434)        948      5,706        (27)
Net Income (Loss)                       (876)        602      3,514         (8)
Earnings (Loss) Per Share              (0.38)       0.25       1.43      (0.01)
Dividends Declared Per Share            0.29        0.29       0.29      0.295
Prices of Common Shares:
   High                               25.000      24.250     23.125     23.750
   Low                                19.500      20.000     18.500     16.250

1998                                  First       Second     Third      Fourth
------------------------------------------------------------------------------
Operating Revenues(Consolidated)     $ 5,052     $15,752    $24,768    $ 9,030
Operating and Other Income(Loss)         (69)      3,345      6,360      1,074
Income (Loss) Before Income Taxes     (1,374)      1,724      4,419       (320)
Net Income (Loss)                       (836)      1,076      2,739       (185)
Earnings (Loss) Per Share              (0.38)       0.47       1.20      (0.08)
Dividends Declared Per Share           0.285       0.285      0.285       0.29
Prices of Common Shares:
   High                               17.375      23.500     25.625     24.750
   Low                                15.250      16.250     21.500     21.625

1997                                  First       Second     Third      Fourth
------------------------------------------------------------------------------

Operating Revenues (Consolidated)    $ 4,657     $13,723    $23,978    $11,225
Operating and Other Income (Loss)       (165)      3,298      6,834      1,560
Income (Loss) Before Income Taxes     (1,143)      1,826      4,932        163
Net Income (Loss)                       (708)      1,124      3,042         98
Earnings (Loss) Per Share              (0.41)       0.48       1.38       0.06
Dividends Declared Per Share            0.28        0.28       0.28      0.285
Prices of Common Shares:
   High                               16.750      18.000     17.500     16.000
   Low                                14.875      15.250     15.250     15.000

      The Common Shares of Berkshire Energy Resources are traded on the National Over-the-Counter Market and are quoted through the NASDAQ National Market System (BERK).

      Earnings per Common Share have been computed based on average Common Shares outstanding in each period after recognition of Preferred Stock dividends.

      It is currently the policy of the Board of Trustees to declare cash dividends payable in July, October, January and April. The dividend rate is reassessed regularly in light of existing conditions, the needs of the Company and the interests of shareholders.

      The sum of the quarterly earnings (loss) per share amounts may not equal the annual income per share due to the issuance of Common Shares and rounding.

      The name "Berkshire Energy Resources" means the trustees for the time being (as trustees but not individually) under a Declaration of Trust dated 2/17/98, as amended, which is hereby referred to, and a copy of which has been filed with the Secretary of The Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of said Berkshire Energy Resources binds only the trust estate, and no shareholder, director, trustee, officer or agent assumes, or shall be held to, any liability by reason thereof.

Officers
--------

SCOTT S. ROBINSON                        ROBERT M. ALLESSIO
President and Chief                      Vice President
Executive Officer

MICHAEL J. MARRONE                       CHERYL M. CLARK
Vice President, Treasurer and            Secretary of the
Chief Financial Officer                  Corporation

Trustees
--------

GEORGE R. BALDWIN**                      JAMES R. KEYS
President,                               President, J.R. Keys & Assoc. Inc.,
Baldwin & Co.,                           a marketing and government relations
an investment firm                       consulting firm

JOHN W. BOND* **                         SCOTT S. ROBINSON*
President,                               President and Chief
Kimbell Financial, Inc.,                 Executive Officer,
a financial services company             Berkshire Energy Resources

PAUL L. GIOIA**                          ROBERT B. TRASK**
Of Counsel,                              President, The
LeBoeuf, Lamb, Greene & MacRae,          Fitzpatrick Companies,
a law firm                               formerly Country
                                         Curtains, Inc., a
FRANKLIN M. HUNDLEY*                     mail order/retail firm
Chairman of the Board,
Berkshire Energy Resources
Of Counsel,                              * Executive Committee
Rich, May, Bilodeau & Flaherty, P.C.,
a law firm                               ** Audit Committee